UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT -K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2014.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 initially filed with the Securities and Exchange Commission (the "Commission") on September 27, 2011 (File No. 333-177014), as amended, and the Company's registration statement on Form F-3 initially filed with the Commission on March 31, 2014 (File No. 333-194922), as amended.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2014. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission on April 30, 2014.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company's selected unaudited consolidated financial and other data for each of the two six-month periods ended June 30, 2013 and 2014, and as of December 31, 2013 and June 30, 2014. The selected consolidated income statement and balance sheet  data is derived from, and is qualified by reference to, our unaudited condensed financial statements  and notes thereto, included elsewhere herein and should be read in their entirety. All amounts are expressed in United States Dollars, except for fleet data, shown below.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30,
	2013	2014
Income Statement Data
Voyage revenues	21,325,722	20,048,813
Commissions	(962,283)	(1,030,826)
Related party revenue	120,000	120,000
Voyage expenses	(997,718)	(1,138,951)
Vessel operating expenses	(12,558,899)	(12,036,879)
Drydocking expenses	(2,878,644)	(1,372,211)
Management fees	(2,473,650)	(2,430,598)
Vessel depreciation	(8,501,893)	(5,825,417)
Net loss on sale of vessel	(3,191,678)	-
Other general and administration expenses	(1,754,396)	(1,978,792)
Operating loss	(11,873,439)	(5,644,861)
Total other expenses, net	(1,627,479)	(1,585,319)
Net loss	(13,500,918)	(7,230,180)
Other Financial Data
Net cash provided by operating activities	2,881,608	2,930,071
Net cash used in investing activities	(4,312,940)	(33,362,542)
Net cash (used in) / provided by financing activities	(8,813,986)	57,417,143
Dividend Series B Preferred shares	-	(651,416)
Net loss available to common shareholders	(13,500,918)	(7,881,596)
Loss per share available to common shareholders, basic and diluted	(0.30)	(0.15)
Dividends declared	1,378,381	-
Cash dividends, declared per common share	0.03	-
Weighted average number of shares outstanding during period, basic and diluted	45,319,605	52,446,850
Balance Sheet Data	December 31, 2013	June 30, 2014
Total current assets	16,951,998	42,505,200
Vessels, net	105,463,737	120,962,255
Investment in joint venture	21,215,870	19,953,665
Other non-current assets	12,984,749	26,204,430
Total Assets	156,616,354	209,625,550
Current liabilities	18,812,413	23,371,349
Long term liabilities	33,101,859	44,995,831
Total liabilities	51,914,272	68,367,180
Total shareholders' equity	104,702,082	111,606,954

	Six Months Ended June 30,
	2013	2014
Other Fleet Data (1)
Number of vessels	14.98	14.20
Calendar days	2,711	2,570
Available days	2,611	2,506
Voyage days	2,459	2,493
Utilization Rate (percent)	94.2%	99.5%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	8,256	7,585
Vessel Operating Expenses	4,633	4,682
Management Fees	912	946
G&A Expenses	647	771
Total Operating Expenses excl. drydocking expenses (3)	6,192	6,398
Drydocking expenses	1,063	525

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2013 ("Item 5A-Operating Results.") filed on April 30, 2014, including calculation per vessel per day of vessel operating expenses, Management Fees , G&A Expenses and Drydocking expenses.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also Item 5A-Operating Results).

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	Six Months Ended June 30,
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)	2013	2014

Voyage revenues	21,325,722	20,048,813
Voyage expenses	(997,718)	(1,138,951)
TCE Revenues	20,328,004	18,909,862
Voyage days(1)	2,459	2,493
Average TCE rate	8,267	7,585

(3) Total Operating Expenses excl. drydocking expenses is the sum of Vessel Operating Expenses, Management Fees and G&A Expenses.

Six months ended June 30, 2014 compared to six months ended June 30, 2013.
Voyage revenues. Voyage revenues for the six month period ended June 30, 2014 were $20.05 million, down 6.0% compared to the same period in 2013 during which voyage revenues amounted to $21.33 million. This decrease was due to the lower time-charter equivalent ("TCE") rate during the period as compared to the same period of 2013. TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis. The total number of days our vessels earned revenue increased marginally to 2,493 days in the first six months of 2014 from 2,459 days in the same period in 2013. While employed, our vessels generated a TCE rate of $7,585 per day per vessel in the first half of 2014 compared to $8,256 per day per vessel for the same period in 2013 (see calculation in table above).  The average TCE rate our vessels achieved is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Market charter rates in the six months of 2014 were lower for both our drybulk and containership vessels compared to the first six months of 2013 which was reflected in the average earnings our ships earned. We had 64.25 scheduled offhire days for drydocking, 6.67 commercial offhire days and 5.9 operational offhire days in the first six months of 2014 compared to 100.4 scheduled offhire days for drydocking, 132.5 commercial offhire and 19.35 operational offhire days in the first six months of 2013.
Related party revenues. Related party revenues reflect $0.12 million received from Euromar LLC, a joint venture of Euroseas, for administration services for the six month period ended June 30, 2014, unchanged as compared to the same period of 2013.
Commissions. Commissions for the six month period ended June 30, 2014 were $1.03 million marginally higher than $0.96 in the same period of 2013. At 5.1% of voyage revenues, commissions were higher than in the same period of 2013 during which they accounted for 4.5% of our revenues as the commission rate of certain individual charter contracts in the first half of 2014 was higher than in the same period of 2013. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the six month period ended June 30, 2014 were $1.14 million and  related to expenses for certain voyage charters, compared to $1.00 million for the same period of 2013. Voyage expenses depend on the number of days our vessels are employed under voyage contracts (as opposed to time charter contracts) and the number of days that they are sailing without a contract. As our vessels are generally chartered under time charter contracts, voyage expenses represent a small percentage (5.7% and 4.7% during the first half of 2014 and 2013, respectively) of voyage revenues. At the end of the six months ended June 30, 2014, we had one vessel, M/V Aristeides N.P., operating under a voyage charter which contributed to the voyage expenses incurred for the six months ended June 30, 2014. The rest of our voyage expenses in both periods were mainly incurred while our vessels were repositioned between time charter contracts.
Vessel operating expenses. Vessel operating expenses were $12.04 million during the first half of 2014 compared to $12.56 million for the same period of 2013.  Daily vessel operating expenses excluding management fees per vessel increased between the two periods to $4,682 per day per vessel in the first six months of 2014 compared to $4,633 per day during the same period of 2013, a 1.05% increase, reflecting mainly certain cost increases like higher crew wage costs.
Management fees. These are part of the fees we pay to Eurobulk Ltd. ("Eurobulk" or "Manager"), an affiliate management company, to manage our vessels under our Master Management Agreement. During the first six months of 2014, Eurobulk charged us 685 Euros per day per vessel totalling $2.43 million for the period, or $946 per day per vessel. In the same period of 2013, management fees amounted to $2.47 million, or $912.1 per day per vessel based on the daily rate per vessel of 685 Euros.  The decline in the total management fess during the first six months of 2014 as compared to the same period of 2013 is due to the lower average number of vessels we operated during the period partly offset by the higher USD/Euro exchange rate during the first six months of 2014 compared to the same period of 2013.
Other general and administrative expenses. These are fees paid to our Manager for the services of our executives, services associated with the Company being a public company and other services to our subsidiaries under our Master Management Agreement. In the first six months of 2014, we had a total of $1.98 million of general and administrative expenses as compared to $1.75 million in same period of 2013.
Dry-docking expenses. These are expenses we pay for our vessels to complete a dry-docking as part of an intermediate or special survey. In the first half of 2014, we had two vessels completing their dry-docking for which we incurred expenses of $1.37 million. During the first half of 2013, we had five vessels completing their dry-docking, for which we incurred $2.88 million of expenses.
Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2014 was $5.8 million. Comparatively, vessel depreciation for the same period in 2013 amounted to $8.5 million. Vessel depreciation in the first six months of 2014 was lower compared to the same period of 2013 mainly due to the impairment loss recognised on December 31, 2013 which reduced quarterly depreciation from that point on partly offset by the reduction of the estimate of the remaining life of our containerships from 30 to 25 years from the time of completion of a vessel's construction. The net effect of these changes on the depreciation of our vessels in the six month period ended June 30, 2014 was $2.4 million lower depreciation, or $0.04 per share, which consists of $3.7 million reduction due to the impairment charge partly offset by $1.3 million increase due to the reduction of the estimated useful life of our containerships.

Net loss on sale of vessel. During the first six months of 2013, we sold M/V Anking incurring a loss on the sale of $3.19 million. During the first six months of 2014, we had no sale of vessels.
Interest and other financing costs. Interest and other financing costs for the six month period ended June 30, 2014 were $0.96 million. Comparatively, during the same period in 2013, interest and finance costs amounted to $0.97 million. The average LIBOR rate on our debt as of June 30, 2014 was 0.19% and the average margin over LIBOR was 4.16%, with a total interest rate of 4.35% as compared to an average LIBOR rate on June 30, 2013 of 0.28% and an average margin over LIBOR of 2.81%, with a total interest rate of 3.11%.
Interest income. Interest income for the six month period ended June 30, 2014 was $0.26 million compared to $0.24 million for the same period of 2013. The difference is primarily due to the higher cash held by the Company during the first half of 2014 as compared to the first half of 2013 while the average interest rate applied remained at the same levels.
Loss on derivative (net) losses. In the first six months of 2013, we had a total derivative loss of $0.01 million from three interest rate swap contracts which consisted of a realized loss of $0.88 million and an unrealized gain of $0.88 million from the interest rate swap.  For the same period of 2014, we had a total derivative loss of $0.10 million from three interest rate swap contracts which consisted of a realized loss of $0.44 million and an unrealized gain of $0.34 million from the interest rate swap.
Loss in joint venture. Our share of the losses of our joint venture, Euromar LLC, was $1.26 million in the first half of 2014 compared to a loss of $0.90 million in the comparative period of 2013 as the net loss of Euromar LLC was influenced by the increased operating expenses and drydocking expenses incurred by Euromar's vessels as compared to the same period of 2013.
Other investment income. As of October 15, 2013, we have committed an amount of $5.00 million to our joint venture, Euromar LLC, for up to a 5 year period in exchange for preferred units if such commitment is called (see Note 11 in the accompanied Notes to the financial statements). Our commitment of $5.00 million earns an annual dividend of 19%. In the first six months of 2014, we recognized a gain of $0.48 million of accrued dividend income. We had no such income in the first six months of 2013.
Net loss. As a result of the above, net loss for the six months ended on June 30, 2014 was $7.23 million compared to $13.50 million for the same period in 2013. After deducting the dividend on the preferred shares the net loss available to common shareholders for the six months ended on June 30, 2014 was $7.88 million.
Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available which includes funds raised by our recent Series B Preferred stock in January 2014, private placement of our common stock in March 2014, funds generated from operating cash flows, debt and equity offerings and long-term borrowings to meet our liquidity ends going forward.  In our opinion, our working capital is sufficient for our needs over the next year.
Cash Flows
As of June 30, 2014, we had a cash balance of $38.38 million, amounts due to our Manager of $1.03 million and cash in restricted accounts of $7.99 million. Amounts due to such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due to such related company mainly consist of payments for our fleet manager of funds to pay for all anticipated vessel expenses.  Working capital is current assets minus current liabilities, including the current portion of long-term debt. We had a working capital surplus of $19.13 million including the current portion of long-term debt which was $14.62 million as of June 30, 2014.
Net cash from operating activities.
Our cash flow from operations represents the net amount of cash, after expenses, generated by chartering our vessels. Our net cash from operating activities for the six months ended June 30, 2014 was $2.93 million. Net loss for the period was $7.23 million, which was decreased by $5.83 million of depreciation, and $3.54 million from changes in operating assets and liabilities amongst other adjustments. During the same period of 2013, net cash flow from operating activities was $2.88 million based on a net loss of $13.50 million decreased by $8.50 million of depreciation and $3.19 million from a net loss on the sale of a vessel and decreased by $4.22 million from changes in other assets and liabilities amongst other adjustments.
Net cash used in investing activities.
In the first six months of 2014, we purchased a vessel for $20.82 million. We had approximately $0.13 million additional restricted funds and $12.41 million for advances in vessel acquisitions, with total funds used in investing activities of $33.36 million. In the same period of 2013, we had a $3.57 million net proceeds from the sale of a vessel, M/V Anking, we had approximately $1.00 million additional restricted funds, $0.64 million advanced for vessel acquisition and $6.25 million contributions made to our joint venture with total funds used in investment activities of $4.31 million.

Net cash from / used in financing activities.
In the first half of 2014, net cash provided by financing activities amounted to $57.42 million. These funds consisted primarily of $44.25 million of proceeds from issuance of common and preferred shares, $23.30 million of loan proceeds less $9.50 million of loan repayments. In the same period of 2013, net cash used in financing activities amounted to $8.81 million and comprised of $1.36 million of dividends paid and $7.45 million of loan repayments.

Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
As of June 30, 2014, our long-term debt comprised of eight outstanding loans with a combined outstanding balance of $59.44 million. These loans have maturity dates between 2015 and 2019. A description of our loans as of June 30, 2014 is provided in Note 5 to our attached unaudited condensed consolidated financial statements. Over the next twelve months, we have scheduled repayments of approximately $14.62 million of the above debt.  We were in compliance with our loan agreement covenants as of June 30, 2014.
     We have partly hedged our interest rate exposure and entered into two interest rate swap agreements for a notional amount of $20 million which expire between January 21 and December 31, 2016.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2013	June 30, 2014
Assets
Current assets
Cash and cash equivalents		11,400,237	38,384,909
Trade accounts receivable, net		1,879,151	535,190
Other receivables		1,440,833	1,015,299
Inventories		1,474,114	1,950,650
Restricted cash	5	462,415	294,059
Prepaid expenses		295,248	325,093
Total current assets		16,951,998	42,505,200

Fixed assets
Vessels, net	3	105,463,737	120,962,255
Advances for vessel acquisition and vessels under construction		50,122	12,462,459
Long-term assets
Restricted cash	5	7,400,000	7,700,000
Deferred charges, net		338,431	370,775
Other investments	11	5,196,196	5,671,196
Investment in joint venture	10	21,215,870	19,953,665
Total long-term assets		139,664,356	167,120,350
Total assets		156,616,354	209,625,550

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	5	12,862,000	14,617,000
Trade accounts payable		2,336,952	4,135,843
Accrued expenses		1,002,445	1,534,726
Accrued dividends		13,050	13,050
Deferred revenues		996,599	1,544,644
Due to related companies	4	903,478	1,025,071
Derivatives	9	697,889	501,015
Total current liabilities		18,812,413	23,371,349

(Unaudited Condensed Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2013	June 30, 2014

Long-term liabilities
Long-term debt, net of current portion	5	32,782,000	44,821,000
Derivatives	9	319,859	174,831
Total long-term liabilities		33,101,859	44,995,831
Total liabilities		51,914,272	68,367,180

Mezzanine equity
Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 0 and 31,351 shares issued and outstanding, respectively)	12	-	29,651,416

Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 45,723,255 and 56,888,123 issued and outstanding)	13	1,371,698	1,706,644
Additional paid-in capital	13	252,314,683	266,766,205
Accumulated deficit		(148,984,299)	(156,865,895)
Total shareholders' equity		104,702,082	111,606,954
Total liabilities and shareholders' equity		156,616,354	209,625,550

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2013	2014
Revenues
Voyage revenue		21,325,722	20,048,813
Related party revenue	4	120,000	120,000
Commissions	4	(962,283)	(1,030,826)
Net revenue		20,483,439	19,137,987

Operating expenses
Voyage expenses		997,718	1,138,951
Vessel operating expenses		12,558,899	12,036,879
Drydocking expenses		2,878,644	1,372,211
Vessel depreciation	3	8,501,893	5,825,417
Net loss on sale of vessel		3,191,678	-
Management fees	4	2,473,650	2,430,598
Other general and administrative expenses	4,7	1,754,396	1,978,792
Total operating expenses		32,356,878	24,782,848

Operating loss		(11,873,439)	(5,644,861)

Other income/(expenses)
Interest and other financing costs		(968,577)	(957,923)
Loss on derivatives, net	9	(2,027)	(95,865)
Other investment income		-	475,000
Foreign exchange gain		3,766	404
Interest income		236,818	255,269
Other expenses, net		(730,020)	(323,115)

Equity loss in joint venture		(897,459)	(1,262,204)
Net loss		(13,500,918)	(7,230,180)
Dividend Series B preferred shares		-	(651,416)
Earnings / Net loss available to common shareholders		-	(7,881,596)
Loss per share, basic and diluted	8	(0.30)	(0.15)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Shareholders' Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2013	45,319,605	1,359,588	251,758,459	(43,491,901)	209,626,146
Net loss				(13,500,918)	(13,500,918)
Issuance of restricted stock incentive award and share-based compensation	-	-	367,429	-	367,429
Dividends declared ($0.03 per share) (see Note 8)		-		(1,378,381)	(1,378,381)
Balance, June 30, 2013	45,319,605	1,359,588	252,125,888	(58,371,200)	195,114,276

Balance, January 1, 2014	45,723,255	1,371,698	252,314,683	(148,984,299)	104,702,082
Net loss				(7,230,180)	(7,230,180)
Dividends declared on Series B Preferred shares (see Note 8)		-	-	(651,416)	(651,416)
Share-based compensation		-	286,468	-	286,468
Issuance of common stock	11,164,868	334,946	14,165,054	-	14,400,000
Balance, June 30, 2014	56,888,123	1,706,644	266,766,205	(156,865,895)	111,606,954

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2013	2014
Cash flows from operating activities:
Net loss	(13,500,918)	(7,230,180)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	8,501,893	5,825,417
Net loss on sale of vessel	3,191,678	-
Amortization of deferred charges	84,236	61,978
Losses in investment in joint venture	897,459	1,262,204
Share-based compensation	367,429	286,468
Unrealized gain on derivatives	(882,937)	(341,902)
Other income accrued	-	(475,000)
Changes in operating assets and liabilities	4,222,768	3,541,086
Net cash provided by operating activities	2,881,608	2,930,071

Cash flows from investing activities:
Contributions to joint venture	(6,250,000)	-
Proceeds from sale of a vessel	3,569,159	-
Vessel acquisition and advances for vessels under construction	(636,602)	(33,230,898)
Change in restricted cash	(995,497)	(131,644)
Net cash used in investing activities	(4,312,940)	(33,362,542)

Cash flows from financing activities:
Proceeds from issuance of common stocks, net	-	14,550,000
Proceeds from issuance of preferred stocks, net	-	29,700,000
Dividends paid	(1,357,986)	-
Offering expenses paid	-	(366,857)
Loan fees paid	-	(260,000)
Proceeds from long-term debt	-	23,300,000
Repayment of long-term debts	(7,456,000)	(9,506,000)
Net cash (used in)/ provided by financing activities	(8,813,986)	57,417,143

Net (decrease)/ increase in cash and cash equivalents	(10,245,318)	26,984,672
Cash and cash equivalents at beginning of period	33,374,960	11,400,237
Cash and cash equivalents at end of period	23,129,642	38,384,909

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.            Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship-owning companies in existence at that time. Euroseas Ltd., through its wholly owned vessel-owning subsidiaries (collectively the "Company"), is engaged in the ocean transportation of drybulk commodities and containers through ownership and operation of drybulk vessels and containerships.

The operations of the vessels are managed by Eurobulk Ltd. (the "Management Company"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholder of Friends Investment Company Inc. which owns 30.1% of the Company's shares as of June 30, 2014.

The Management Company has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; it provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 4).

The accompanying consolidated unaudited condensed financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel-owning subsidiaries as noted in Note 1 to the consolidated financial statements for the year ended December 31, 2013.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months period ended June 30, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

2.	Significant Accounting Policies

The same accounting policies have been followed in these interim condensed consolidated financial statements as were applied in the preparation of the Company's financial statements for the year ended December 31, 2013. See Note 2 of the Company's consolidated financial statements for the year ended December 31, 2013 included in the Company's Annual Report on Form 20-F.

Change in estimates

Effective October 1, 2013, the Company changed its estimate of the useful life of its containerships to 25 years from 30 years from the completion of its construction. As a result of the decrease in the estimated useful life an impairment charge of $78.2 million was recorded in 2013. The effect of this change of estimate and the impairment charge on the depreciation of the Company's vessels decreased depreciation charge by $2.40 million or $0.04 loss per share, basic and diluted for the six month period ended June 30, 2014.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Recent accounting pronouncements

In April 2014 the FASB issued ASU 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment" changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. We plan to adopt ASU 2014-08 effective January 1, 2015 and do not expect that the adoption will have a significant effect on our financial statements.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09 "Revenue from Contracts with Customers", which amends guidance for the presentation of revenue from contracts with customers outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016, for public entities. Early application is not permitted.  The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

3.	Vessels, net

Within the first six months of the year 2014, the carrying value of our vessels increased to $120,962,255. This was the result of the acquisition of M/V Eirini P which was acquired for $21,323,935 million including acquisition expenses less the depreciation charge for the six months ended June 30, 2014 of $5,825,417.

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2014	$137,960,124	$(32,496,457)	$105,463,737
Vessel acquisition	21,323,935	-	21,323,935
Depreciation for the period	-	(5,825,417)	(5,825,417)
Balance, June 30, 2014	$159,284,059	$(38,321,874)	$120,962,255

All fifteen vessels with a carrying value of $120,962,255 as of June 30, 2014 (as per above) are used as collateral under the Company's loan agreements (see Note 5).

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions

The Company's vessel-owning companies are parties to management agreements with the Management Company which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for 2013 and 2014 under the Company's Master Management Agreement (see below).   Vessel   management   fees paid to the Management Company amounted to $2,473,650 and $2,430,598 in the six-month periods ended June 30, 2013 and 2014, respectively.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to our subsidiaries. For the six months ended June 30, 2013 and June 30, 2014, compensation paid to the Management Company for such additional services to the Company was $935,000 and $1,000,000 respectively. This amount is included in "Other general and administration expenses".

Amounts due to related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2013 and June 20, 2014 the amount due to related companies was $903,478 and $1,025,071, respectively. Based on the master management agreement between Euroseas Ltd., its shipowning subsidiaries and the Management Company, an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services are to be paid in advance at the beginning of each quarter to the Management Company.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales or acquisition price and 1.25% of charter revenues.  Commission on vessel sales or acquisitions amounted to $36,764 and $204,500 during the six months period ended June 30, 2013 and 2014, respectively. Commissions to Eurochart S.A. for chartering services were $227,873 and $247,554 for the six-month periods ended June 30, 2013 and 2014, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"). Technomar Crew Management Services Corp ("Technomar"), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. For the first six months ended June 30, 2014 the shareholders' percentage participation in Sentinel and Technomar joint ventures was 86.8% and 60.0%, respectively. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar in the first half of 2013 were $70,203 and $129,715, respectively. In the first half of 2014, total fees charged by Sentinel and Technomar were $72,605 and $112,428, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

Related party revenue amounting to $120,000 for the six-month periods ended June 30, 2013 and 2014 relates to fees received from Euromar LLC,  a joint venture of the Company (see below Note 10), for vessel management and various administrative services. Vessel management services are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by Euroseas.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Long-Term Debt

Long-term debt represents bank loans of the ship-owning companies. Details of the loans are discussed in Note 10 of our consolidated financial statements for the year ended December 31, 2013 included in the Company's annual report on Form 20-F.  Outstanding long-term debt as of December 31, 2013 and June 30, 2014 is as follows:

Borrower	December 31, 2013	June 30, 2014
Prospero Maritime Inc.	-	1,906,250
Allendale Investments S.A.	-	1,906,250
Eternity Shipping Company	-	1,906,250
Pillory Associates Corporation	-	1,906,250
Eirini Shipping Ltd.	-	15,300,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	5,000,000	4,600,000
Manolis Shipping Ltd.	5,840,000	5,520,000
Saf Concord Shipping Ltd.	5,250,000	4,750,000
Eleni Shipping Ltd.	5,400,000	-
Pantelis Shipping Corp.	7,360,000	6,800,000
Aggeliki Shipping Ltd.	4,864,000	4,258,000
Noumea Shipping Ltd.	11,930,000	10,585,000
	45,644,000	59,438,000
Less: Current portion	(12,862,000)	(14,617,000)
Long-term portion	$32,782,000	$44,821,000

None of the above loans are registered in the U.S. The future annual loan repayments are as follows:

To June 30:
2015	14,617,000
2016	16,056,000
2017	14,225,000
2018	4,840,000
2019	9,700,000
Total	$59,438,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.            Long-Term Debt - continued

 The Company's loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover, restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $7,862,415 and 7,994,059 as of December 31, 2013 and June 30, 2014, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. The Company was in compliance with all its debt covenants as of June 30, 2014.

Interest expense for the six-month periods ended June 30, 2014 and 2013 amounted to $895,945 and $884,341, respectively.

6.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the unaudited condensed consolidated results of operations, financial position and cash flows.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

7.	Stock Incentive Plan

There were no shares that were granted, vested or forfeited under the Company's share incentive plan. As of June 30, 2014, there was $381,960 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  The unvested compensation expense is based on the closing stock price of $1.16 on June 30, 2014 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.56 years. The share based compensation recognized relating to the unvested shares was $286,468 for the six month periods ending June 30, 2014 (June 30, 2013: $367,429) and is included in general and administrative expenses.

8.	Loss Per Share

Basic and diluted loss per common share are computed as follows:

	For the six months ended June 30,
	2013	2014

Net loss	(13,500,918)	(7,230,180)

Dividend Series B Preferred shares	-	(651,416)
Net loss available to common shareholders	(13,500,918)	(7,881,596)
Weighted average common shares – Outstanding	45,319,605	52,446,850
Basic and diluted loss available to common shareholders	(0.30)	(0.15)

The Company excluded the effect of 626,400 and 662,250 unvested incentive award shares as of June 30, 2013 and 2014, respectively, as they were anti-dilutive.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.            Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, interest rate swaps and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans and accounts payable due to suppliers and related parties.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  As of June 30, 2014, the Company had two open swap contracts for a total notional amount of $20.00 million.  Details of our interest rate swaps are discussed in Note 29 of our consolidated financial statements for the year ended December 31, 2013 included in the Company's annual report on Form 20-F.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments, such as trade receivables, trade accounts payable, cash and cash equivalents and restricted cash, approximate their individual carrying amounts as of December 31, 2013 and June 30, 2014, due to their short-term maturity. The fair value of the Company's long-term borrowings approximates $58.94 million as of June 30, 2014, or approximately, $0.50 million less than its carrying value of $59.44 million. The fair value of the long-term borrowings is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.  The fair value of the Company's "Other investments" approximates its carrying value.  The Company's interest rate swaps are stated at fair value, and fair value was determined as the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counterparties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.            Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of December 31, 2013 and June 30, 2014 no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's unaudited condensed consolidated financial statements.

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Derivatives, current and long-term portion	$1,017,748	-	$1,017,748	-

	Fair Value Measurement at Reporting Date Using
	Total, June 30, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Derivatives, current and long-term portion	$675,846	-	$675,846	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.            Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2013	June 30, 2014
Interest rate contracts	Current liabilities - Derivatives	697,889	501,015
Interest rate contracts	Long-term liabilities - Derivatives	319,859	174,831
Total derivative liabilities		1,017,748	675,846

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Interest rate – Fair value	Change in fair value of derivatives	882,937	341,902
Interest rate contracts - Realized loss	Change in fair value of derivatives	(884,964)	(437,767)
Total loss on derivatives		(2,027)	(95,865)

10.	Investment in joint venture

As of December 31, 2013, the Company has invested an aggregated $25.00 million in Euromar LLC, its joint venture with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône"), which represents its entire capital commitment. The Company accounts for its investment in the Joint Venture using the equity method of accounting. The Company's share of the results of operations of the Joint Venture is included in the "Consolidated statements of operations" as "Equity loss in joint venture". The Company's investment in the Joint Venture is recorded in the "Unaudited condensed consolidated balance sheets" at its book value which was $21,215,870 as of December 31, 2013 and $19,953,665 as of June 30, 2014.

11.	Other investments

Other investments represent the amount contributed and income accrued under the contribution agreement dated October 15, 2013 signed by and among the Company, the partners of Euromar LLC and Euromar LLC.  Under this agreement Euroseas agreed to deposit an amount of $5,000,000 into an escrow account controlled by the partners of Euromar LLC except the Company, which can contribute part or all of the funds to Euromar LLC within two years. With the distribution of the escrowed funds, Euromar LLC will issue to the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC.  The Company is entitled to a "payment-in-kind" dividend at a rate of 19% per year compounded annually from the date of entering into the agreement. Euroseas recorded an accrued dividend income of $196,196 and $671,196 as of December 31, 2013 and June 30, 2014, respectively, of which $475,000 relates to the six months ended June 30, 2014 and is presented as "Other investment income" in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

12.            Series B Preferred Shares

In January 2014, the Company sold 30,700 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares"). The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock.  In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis.  If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%.  The dividend rate will increase to 12% in years six and seven and to 14% thereafter.  The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met.  Each Series B Preferred Share is convertible into common stock at an initial conversion price of $1.45 (subject to adjustment, including upon a default).  The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date.  Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors.  In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the number of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.

13.            Common Stock / Additional Paid in Capital

During the six-month period ended June 30, 2014, the Company issued 11,164,868 of its common shares with a par value of $0.03 per share under a private placement at a price of $1.3435 per share raising $14.40 million of net proceeds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: September 30, 2014	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer